Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The Timken Company for the registration of its common stock, preferred stock and debt securities and to the incorporation by reference therein of our reports dated February 20, 2025, with respect to the consolidated financial statements and schedule of The Timken Company and subsidiaries, and the effectiveness of internal control over financial reporting of The Timken Company and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 20, 2025